CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our report dated March 3, 2006 (except for note 18, which is as of March 13, 2006) on the consolidated financial statements of Bema Gold Corporation as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 31, 2006